Exhibit (a)(1)(B)

REPURCHASE NOTICE

TO:	IMPAX LABORATORIES, LLC Global Bondholder Services, as Depository Agent

The undersigned registered owner of Notes hereby irrevocably acknowledges receipt of a notice from Impax Laboratories, LLC (the “Company”) regarding the right of Holders to elect to require the Company to repurchase the Notes and requests and instructs the Company to repay the entire principal amount of this Note, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture dated June 30, 2015, between the Company and Wilmington Trust, National Association, a national banking association, as Trustee (the “Trustee”), relating to the Notes, as amended by the First Supplemental Indenture dated November 6, 2017, and Second Supplemental Indenture dated May 4, 2018 between the Company and the Trustee (together, the “Indenture”), at the price of 100% of such entire principal amount or portion thereof, to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture. The Notes shall be repurchased by the Company as of the Special Tender Date, pursuant to the terms and conditions specified in the Indenture.

Dated:

Signature(s):

NOTICE: The above signatures of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Note Certificate Number:

Principal amount to be repurchased (if less than all, must be $1,000 or whole multiples in excess thereof):

Social Security or Other Taxpayer Identification Number: